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                                                  Exhibit 23.1


                             ACCOUNTANTS' CONSENT


The Board of Directors
Ortel Corporation:

We consent to incorporation by reference in the registration statement (No. 33-87540) on Form S-8 of Ortel Corporation of our report dated May 26, 1999, except for Note 12 and the discontinued operations section of Note 2, which are as of August 20, 1999, relating to the consolidated balance sheets of Ortel Corporation and subsidiaries as of April 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 1999, and related schedule, which report appears in the Form 8-K dated March 1, 2000, of Ortel Corporation.


/s/ KPMG LLP
Los Angeles, California
March 20, 2000